May 20, 2011

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Martin James
Kate Tillan
Dennis Hult

Re:	Maxwell Technologies, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2010
Filed March 10, 2011
File No. 1-15477

Dear Staff:

On behalf of Maxwell Technologies, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report (the “Filings”), which were included in your letter dated April 25, 2011 (the “Staff Letter”).

In this letter, we have reproduced your comments in italicized, bold type, and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in this letter to “we,” “our” or “us” mean Maxwell Technologies, Inc.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations Liquidity and Capital Resources, page 38

1.	We note the disclosure on page 39. Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

•

In response to the Staff’s comment, in our future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings, we will disclose under Liquidity and Capital Resources the amount of investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. Our proposed disclosure would substantially be as follows:

“As of December 31, 2011, the amount of cash and short-term investments held by foreign subsidiaries was $xx million. If these funds are needed for our operations in the U.S. in the future, we may be required to accrue and pay U.S. taxes to repatriate these funds. However, due to the Company’s substantial net operating loss carryforwards, repatriation would have an immaterial impact on the Company’s current tax rate and cash flows.”

Consolidated Financial Statements, page 48

2.	We note that the company operates as one operating segment and the company’s chief operating decision maker does not regularly review discrete financial information below the consolidated level. Please provide us with a detailed analysis of how management determined its reportable operating segments under ASC 280-10-50-1. In your response, include a discussion of the contents of the discrete financial information that is provided to the CODM and the Board.

Response:

•	The Company acknowledges the Staff’s comment and a detailed analysis of how management determined its reportable operating segments under ASC 280-10-50-1, is as follows:

ASC 280-10-05-3 states “the method for determining what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the public entity’s internal organization, and financial statement preparers should be able to provide the required information in a cost-effective and timely manner.”

Martin James

Kate Tillan

Dennis Hult

May 20, 2011

The management approach focuses on financial information that a public entity’s decision makers use to make decisions about the public entity’s operating matters. The components that management established for that purpose are called operating segments. [ASC 280-10-05-4]

According to ASC 280-10-50-1, “an operating segment is a component of a public entity that has all of the following characteristics:

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance

c)	Its discrete financial information is available.”

In looking at the business of Maxwell, management of the Company views the business as a single segment, High Reliability. The Company develops, manufactures and markets energy storage and power delivery components products for transportation, industrial, telecommunications and other applications and microelectronic products for space and satellite applications. Maxwell’s products are designed and manufactured to perform reliably with minimal maintenance for the life of the applications into which they are integrated. The Company believes that by satisfying the stringent requirements of such high-reliability, high-value applications, its products will be able to command much higher profit margins than commodity products. Within this business segment, Maxwell markets three separate high-reliability products: ultracapacitors, high-voltage capacitors and radiation-mitigated microelectronics.

Management has established the business as one operating segment, High Reliability. This can be highlighted by the following examples:

•	The CEO and Board of Maxwell review and approve budgets based on consolidated financial statements.

•	The financial information that the Board receives is presented as one entity and a single segment. The only information reviewed by the Board on a disaggregated basis by product line is revenue.

•

The current stock option incentives are distributed and the benefits are received based on the stock of the Company as a single entity. In prior years when the Company had reported more than one segment the Company had established separate stock option plans for four of its principal operating subsidiaries.

•

Organizational structure indicates senior management looks at the Company as a single segment. Although there are VPs for each of the ME, HT and UC product groups, many functions are managed on a consolidated company basis, including procurement, information technology, facilities, finance, human resources, marketing, legal and executive management.

Information Reviewed by the Chief Operating Decision Maker

The second characteristic of operating segments noted above is that the operating results are reviewed by the enterprise’s chief operating decision maker (CODM) for purposes of making decisions with regard to resource allocation and performance evaluation. Per ASC 280-10-50-5 “the term chief operating decision maker, identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity. Often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the public entity’s president, executive vice presidents, and others.” Maxwell’s CODM is the CEO, as the CEO is responsible for evaluating the Company’s performance and making decisions related to the allocation of resources.

Martin James

Kate Tillan

Dennis Hult

May 20, 2011

The CEO reviews the following financial information regularly:

•

On a quarterly basis, financial information is prepared for purposes of analyses and presentation to the Company board of directors. The package includes analyses of the consolidated operating results, financial position, and cash flows, in addition to a comparison of actual operating results to the forecast/plan and other miscellaneous financial information. The monthly board package does not contain disaggregated financial information, other than the disaggregation of revenue by product group.

•	On a monthly basis, the CEO reviews a flash report containing the monthly financial results of the Company. These results are presented on a total company basis and are not disaggregated.

•	On a biweekly basis, management reviews revenue by geographic location (i.e. Europe, U.S. and Asia) and by product group during the Worldwide Revenue Meeting.

Although the Company has three product lines, the financial information the CODM reviews does not break out operating results by product line. The Company and CODM define the Company’s business as one line of business, High Reliability. The CODM does not allocate capital between different product lines, but instead makes a combined investment to facilitate the Company’s growth and profitability.

Discrete Financial Information

The third characteristic of operating segments noted above is that they have discrete financial information available.

The Company does not prepare financial statements disaggregated by its different product lines within the High Reliability segment. Although the Company’s internal financial statements do look at gross profit margins by individual products, other items such as operating profit/loss, and capital invested in the Company’s products, are not broken out by product line. Gross margins by product lines are reviewed by finance personnel only. This information helps finance understand fluctuations in gross margin, but is not used to make decisions regarding the allocation of resources and is not provided to the CODM.

Note 9. Income Taxes, page 72

3.	We note your disclosures on page 74. Please tell us how you considered the disclosure requirements of ASC 740-30-50-2(b).

Response:

•

As disclosed in page 74 of Note 9, the Company has not recorded a deferred tax liability with respect to its investment in its Swiss corporate subsidiary as an exception to the comprehensive recognition of deferred taxes is applicable since the underlying earnings are indefinitely reinvested in accordance with ASC 740-10-25-3(a)(1). The Company has not disclosed what the unrecorded deferred tax liability is as the determination of that liability is not practical.

The Company’s determination of its adjusted tax basis in its Swiss subsidiary is a prerequisite for the determination of the corresponding deferred tax liability. The determination of the adjusted tax basis is a complex process that would require significant analysis of a number of factors, including; (i) currency adjustments on various transactions, (ii) the determination of the foreign tax credit amounts and the impact of those credits, (iii) stock options to acquire shares made available to employees of the Swiss subsidiary, and (iv) the Company’s FCPA settlement. Each of these factors impacts the tax basis of the Swiss subsidiary and the Company is continuing to analyze these factors. Certain of these factors also have an impact on the cumulative amount of the temporary difference that would be required to be disclosed under ASC 740-30-50-2(b).

Martin James

Kate Tillan

Dennis Hult

May 20, 2011

Additionally, since the Company currently has a valuation allowance against its net operating loss carryforwards deferred tax assets, any remittance from the Company’s Swiss subsidiary would have no tax effect (aside from reducing the net operating loss carryforwards deferred tax assets and the related valuation allowance). In future filings, the Company proposes to modify its disclosure to include the statement that the determination of the amount of deferred tax liability not recorded is not practical. In addition, the Company would modify its disclosure in future filings to include the amount of unremitted earnings of the Swiss subsidiary as a proxy for the required disclosure under ASC 740-30-50-2(b).

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 86

4.	We note your disclosure regarding your officers’ conclusions about the effectiveness of the company’s disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do so, that definition must be consistent with and not modify the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act. Please amend the filing to revise the disclosure accordingly or, alternatively, you may remove that definition.

Response:

•	The Company acknowledges the Staff’s comment and will file a form 10-K/A to revise its disclosure, as follows:

“Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We are committed to maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our periodic reports filed under the Securities and Exchange Act of 1934 (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based on this evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on
Form 10-K.”

5.	Further, while we note the reference in the first sentence of the first paragraph to December 31, 2010, please amend the filing to clearly disclose the date at which your officers are concluding on the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

Response:

•	Please see response under comment No. 4.

Martin James

Kate Tillan

Dennis Hult

May 20, 2011

Please be advised that the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) that the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or additional comments to my attention at (858.503.3300). Thank you for your assistance.

Sincerely,
Maxwell Technologies, Inc.

/s/ Kevin S. Royal
Kevin S. Royal
Senior Vice President, Chief Financial Officer,
Treasurer and Secretary